Exhibit 16.1

March 5, 2009

Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for TrustCo Bank Corp NY (the “Company”) and, under the date of February 24, 2009, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008.  On March 3, 2009, we were dismissed.  We have read the Company's statements included under Item 4.01 of its Form 8-K dated March 6, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the first and second paragraphs of its Form 8-K.

Very truly yours,

/s/ KPMG LLP